Exhibit (a)(4)

OSI Employee Frequently Asked Questions (FAQs)

1.	What has happened? What has OSI announced?

On March 2, 2010, Astellas Pharma announced that it had commenced a cash tender offer for all the outstanding shares of common stock of OSI for $52.00 per share in cash.

On March 15, 2010, OSI announced that its Board of Directors, after careful review and consideration with the assistance of OSI’s management and outside legal and financial advisors, has unanimously rejected Astellas’ unsolicited, conditional tender offer because it does not fully reflect OSI’s fundamental, intrinsic value. The OSI Board unanimously recommends that OSI stockholders reject the offer and not tender their shares into the offer.

2.	How did the Board go about making its decision?

The Board rejected Astellas’ unsolicited, conditional tender offer after carefully reviewing it with the assistance of the Company’s management and outside legal and financial advisors. Centerview Partners LLC is acting as lead financial advisor to OSI. Lazard also recently was retained as a financial advisor to OSI. Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates is acting as legal advisor.

3.	What will Astellas do next?

We are at the early stages of this journey and it is not productive to speculate on what Astellas may or may not do next. Rather, we ask that you all maintain your focus on your everyday activities.

4.	Is there anything employees can be doing to help?

The best way you can help is by continuing to demonstrate what a tremendous company we have all built together by executing against our business plan to the best of your ability. Remember that “Shaping Medicine and Changing Lives” remains our most important and compelling mission.

5.	What effect does this announcement have on my job?

Employees should expect no change in their positions or responsibilities as a result of this announcement. We are counting on you to continue to perform your job with the same dedication, focus and excellence as always.

6.	What should I say to customers, business partners and other stakeholders?

You should assure all of our company’s stakeholders that it is business as usual for OSI. Your Board and management team remain focused on achieving our business objectives.

7.	Where can I get more information?

We will do our best to keep you updated throughout this process. For your reference, any publicly disclosed materials will be posted to our website as well as to the Securities and Exchange Commission’s website (www.sec.gov).

GLOSSARY OF TERMS

Tender Offer: A tender offer is a public offer to all of the stockholders of a company asking those stockholders to sell their stock to the party making the tender offer. Typically, a tender offer is commenced when the offeror places a summary advertisement in a major national newspaper, and the offer to purchase is printed and mailed to the target company’s stockholders. A tender offer must comply with the rules and regulations of the Securities and Exchange Commission (SEC), which are quite technical. Astellas’ tender offer is conditioned amongst other matters, on our Board’s withdrawal of our “poison pill” defense. As such, the tender offer will not proceed unless our Board withdraws this defense or Astellas determines to waive this condition.

Schedule 14D-9 Filing: A Schedule 14D-9 filing is a Securities and Exchange Commission filing in response to a tender offer in which the target company makes a recommendation to its stockholders. It is, in effect, a description of the Board’s recommendation concerning the offer. The Schedule 14D-9 filing is often accompanied by a letter to stockholders letting them know of the Board’s decision and providing the background of the offer and rationale for the decision.

Expiration Date: The expiration date of a tender offer is the last date that the potential acquirer will accept tendered shares. The SEC’s Williams Act of 1969 requires a 20-business day minimum period for acceptance. However, hostile tender offers are not completed within 20 business days and this process could take several months before it is concluded.

Additional Information

In connection with the unsolicited tender offer commenced by Astellas, OSI is filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF OSI ARE URGED TO READ THE SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the Schedule 14D-9 (when available) and other documents filed by OSI with the SEC through the web site maintained by the SEC at http://www.sec.gov. Stockholders may also obtain, without charge, a copy of the Schedule 14D-9 from MacKenzie Partners, Inc., OSI’s information agent, by calling 800-322-2885 toll free or by calling 212-929-5500 or by emailing osipharma@mackenziepartners.com.